Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$55,987	$72,779	$130,918	$167,080	$106,818
Fixed charges	8,379	11,067	20,755	31,313	47,689

Total earnings	$64,366	$83,846	$151,673	$198,393	$154,507

Fixed Charges
Interest expense **	$7,352	$9,679	$18,815	$27,984	$42,371
Rental interest factor	1,027	1,388	1,940	3,329	5,318

Total fixed charges	$8,379	$11,067	$20,755	$31,313	$47,689

Ratio of earnings to fixed charges	7.7x	7.6x	7.3x	6.3x	3.2x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.